September 15, 2005

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation

Form 20-F for the year ended March 31, 2005

File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated August 16, 2005, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

1.	We note your disclosure on page F-14 of your financial statements that prices are negotiated at the outset of an arrangement and that prices are therefore considered to be fixed or determinable at the start of the arrangement. Tell us whether you offer return rights, price protection or allow for price concessions to retailers or other customers. In addition tell us whether retailers are allowed any concessions or returns if you develop upgrades to current versions of game software for home video game systems or if prior versions become obsolete. In your response address how concessions to retailers, if any, impact your revenue recognition for sales of game software. Refer to paragraph 30 of SOP 97-2.

Response:

In the Japanese domestic market, KONAMI does not offer return rights, price protection or concessions to customers, and product returns are only accepted for product defects. All sales prices are fixed prior to the order and there is no instance where the sales price is adjusted after the sale/shipment is made. In the United States and Europe, KONAMI offers limited protection against subsequent price declines of KONAMI’s products to distributors and retailers in some cases, and product returns are only accepted for product defects. In the United States, Konami also offers certain rights in connection with cooperative advertising programs. In all markets, however, distributors or retailers are not allowed any concessions or returns when prior versions of game software become obsolete or when upgraded versions are introduced.

All of KONAMI’s sales are fixed-pricing arrangements and confirmed upon receipt of the customer purchase order and issuance of a sales order. Normal payment terms are 45-60 days, and KONAMI does not allow extended payment terms for any customer. When cooperative advertising programs and price protections are offered, revenues are recorded net of allowances for cooperative and price protection credits based on historical trends, in accordance with EITF 01-09. KONAMI maintains detailed listings of game titles in the distribution channel, closely monitors the movement of game titles, has procedures in place to track approved cooperative and price protection credits, and is able to reasonably estimate future credits to be issued for price protection and cooperative programs.

*    *    *    *    *

Konami acknowledges that:

•	Konami is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	Konami may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Noriaki Yamaguchi (fax: +81-3-5220-9905; e-mail: yn.66471@konami.com) or Takahiro Yoda (e-mail: yt.92556@konami.com).

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi Representative Director and Chief Financial Officer Konami Corporation

cc:	David Edgar

(Securities and Exchange Commission)

John D. Young, Jr.

Andrew Winden

Kenji Taneda

(Sullivan & Cromwell LLP)

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